FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the First Quarter of 2007 dated May 22, 2007	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: May 22, 2007

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Grace Zhao

NetEase.com, Inc.

gracezhao@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports First Quarter 2007

Unaudited Financial Results

Record Peak Concurrent Users for Fantasy Westward Journey

(Beijing – May 22, 2007) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the quarter ended March 31, 2007.

Highlights for the First Quarter 2007

•	Online game revenues increased 6.7% to RMB481.9 million (US$62.4 million) compared to the preceding quarter;

•

Net profit for the quarter was RMB301.5 million (US$39.0 million), equivalent to US$0.31 (basic) and US$0.29 (diluted) earnings per American Depositary Share (ADS) compared to RMB320.2 million, equivalent to US$0.32 (basic) and US$0.30 (diluted) earnings per ADS for the preceding quarter; and

•	Fantasy Westward Journey reported record peak concurrent user (PCU) numbers of approximately 1,503,000;

William Ding, Chief Executive Officer and Director of NetEase stated, “Fantasy Westward Journey’s record PCU during the first quarter, driven in part by major weekend events and the Chinese Valentine’s Day holiday, is a strong indicator of the popularity and long lifecycle of this game. We continue to have positive expectations for Fantasy Westward Journey and plan to release an expansion pack in the second half of the year to capitalize on this game’s momentum. In addition, Westward Journey III, the upgraded version of Westward Journey Online II will enter internal closed beta testing in the third quarter of 2007. We are confident in our ability to migrate the existing players to the upgraded version and will launch our marketing campaign concurrent with the internal closed beta. Clearly, we were not satisfied with the results of the open beta testing for Tianxia II in March. We are therefore delaying the commercial launch to allow time to correct certain design issues that will gear the game toward a broader audience of both experienced gamers and beginners.”

Mr. Ding continued, “We plan to increase our marketing spending around each of our MMORPGs (massively multiplayer online role-playing games) as necessary in order to stay ahead of the competition and promote our games in an increasingly competitive market. Despite a temporary setback with our Tianxia II testing, NetEase continues to benefit from a number of core competitive strengths in the MMORPG market including game self development, ample resources and funding for sales and marketing investment and superior customer service.“

“Marketing for our new proprietary search engine will begin at the end of the second quarter of 2007, and with regard to our portal strategy, we are continuing to see positive trends as we continually enhance the quality of our content,” Mr. Ding added.

First Quarter 2007 Financial Results

Total revenues for the first quarter of 2007 were RMB554.6 million (US$71.8 million), compared to RMB540.3 million (US$69.2 million) and RMB529.8 million (US$66.1 million) for the fourth and first quarters of 2006, respectively.

Revenues from online games were RMB481.9 million (US$62.4 million) for the first quarter of 2007, compared to RMB451.6 million (US$57.9 million) and RMB450.6 million (US$56.2 million) for the fourth and first quarters of 2006, respectively.

Revenues from advertising services were RMB56.2 million (US$7.3 million) for the first quarter of 2007, compared to RMB72.1million (US$9.2 million) and RMB61.6 million (US$7.7 million) for the fourth and first quarters of 2006, respectively.

Revenues from wireless value-added services and others remained relatively flat at RMB16.6 million (US$2.1 million) for the first quarter of 2007 and the fourth quarter of 2006, compared to RMB17.6 million (US$2.2 million) for the first quarter of 2006.

Gross profit for the first quarter of 2007 was RMB430.1 million (US$55.7 million), compared to RMB456.7 million (US$58.5 million) and RMB420.8 million (US$52.5 million) for the fourth and first quarters of 2006, respectively. The quarter-over-quarter decrease in gross profit was primarily due to a one-time business tax refund of RMB35.5 million (US$4.5 million) recorded in the fourth quarter of 2006. The year-over-year increase in gross profit was mainly due to higher online game services revenue in the first quarter of 2007.

Gross margin for the online game business for the first quarter of 2007 was 89.6%, compared to 90.3% and 90.4% for the fourth and first quarters of 2006, respectively. The quarter-over-quarter decrease was primarily due to a one-time business tax refund of RMB35.5 million (US$4.5 million) recorded in the fourth quarter of 2006. The year-over-year decrease was primarily due to higher staff-related costs as a result of an increase in headcount and increased server custody fees and deprecation charges for enhancing the Company’s online game development and on-going business capacity requirements.

Gross margin for the advertising business for the first quarter of 2007 was 35.7%, compared to 50.5% and 51.2% for the fourth and first quarters of 2006, respectively. The quarter-over-quarter decline in gross margin was primarily due to the seasonal decline in demand for advertising services while costs remained relatively stable in the first quarter of 2007. The year-over-year decline in gross margin was due to lower advertising services revenue as a result of increased competition, increased production costs for content enhancement and higher server custody fees and depreciation charges to support the Company’s online advertising businesss capacity requirements.

Gross loss margin for the wireless value-added services and others business for the first quarter of 2007 was 36.1%, compared to gross loss margin of 18.9% and 12.0% for the fourth and the first quarters of 2006, respectively. The quarter-over-quarter and the year-over-year decline in gross margin was mainly due to higher server depreciation costs and server custody fees to support the Company’s expanding free email and photo storage capacities offered to its registered email account-holders.

Total operating expenses for the first quarter of 2007 were RMB117.7 million (US$15.2 million), compared to RMB123.9 million (US$15.9 million) and RMB113.5 million (US$14.2 million) for the fourth and first quarters of 2006, respectively. The quarter-over-quarter decrease was due to a reversal of provision for doubtful debts of approximately RMB8.2 million (US$1.0 million) as a result of the collection of outstanding accounts receivables with respect to the advertising business during the first quarter of 2007, compared to an increase in provision for doubtful debts of RMB4.3 million (US$0.6 million) made during the fourth quarter of 2006. This was partially offset by an overall increase in selling and marketing costs of RMB6.3 million (US$0.8 million). The increase in selling and marketing costs was mainly in relation to the marketing of Tianxia II during the first quarter of 2007. The year-over-year increase was mainly due to an increase in research and development expenses associated with increased staffing for enhancement of existing products and for the development of new products.

Net profit for the first quarter of 2007 totaled RMB301.5 million (US$39.0 million), compared to RMB320.2 million (US$41.0 million) and RMB293.7 million (US$36.6 million) for the fourth and first quarters of 2006, respectively. NetEase reported basic and diluted earnings per ADS of US$0.31 and US$0.29 for the first quarter of 2007, respectively. The Company reported basic and diluted earnings per ADS of US$0.32 and US$0.30 and US$0.28 and US$0.26 for the fourth and first quarters of 2006, respectively.

Other Information

As of March 31, 2007, the Company’s total cash and time deposit balance was RMB4.0 billion (US$520.6 million), compared to RMB3.9 billion (US$504.6 million) and RMB3.8 billion (US$469.8 million) as of December 31, 2006 and March 31, 2006, respectively. Cash flow generated from operating activities was approximately RMB277.0 million (US$35.9 million) for the first quarter of 2007, compared to RMB531.5 million (US$68.1 million) for the preceding quarter and RMB412.4 million (US$51.4 million) for the first quarter of 2006.

On March 13, 2007, the Company’s Board authorized a share repurchase program of up to US$100 million of the Company's outstanding ADSs for a period not to exceed three months. As of March 31, 2007, the Company had effected transactions in the open market purchasing approximately 1.1 million ADSs for an aggregate purchase consideration of approximately US$20.8 million (including transaction costs). With respect to the separate share repurchase program of up to US$100 million authorized by the Company’s Board on August 28, 2006, the Company had repurchased approximately 3.6 million of its issued and outstanding ADSs for an aggregate purchase consideration of US$60.1 million (including transaction costs) when the share repurchase program ended on February 27, 2007.

Other Announcements

The Company also today announced today that Denny Lee, Chief Financial Officer and a Director, submitted his resignation as an employee of the Company effective June 30, 2007 for personal reasons. He will remain a member of the Board of Directors of the Company following his resignation from management. Onward Choi, currently the Company’s Financial Controller, has been named as the Acting Chief Financial Officer. “We would like to thank Denny for his unceasing dedication to NetEase,” said William Ding. “As a member of our executive team, Denny has made valuable contributions during a remarkable period of growth for our Company. We look forward to continuing to benefit from his guidance as a member of our Board,” added Mr. Ding.

“We are extremely pleased to name Onward as our Acting Chief Financial Officer. He has been invaluable in his role as our Financial Controller, and with his broad base of financial experience and expertise, he is well-prepared to take on this new leadership role and to help NetEase in achieving future growth,” said Mr. Ding.

Mr. Choi has served as Financial Controller for NetEase since January 2005. Previously, he was Corporate Finance Director since joining NetEase in November 2003. Prior to joining the Company, Mr. Choi worked in the Beijing office of Ernst & Young for three years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with Ernst & Young, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies, and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Prior to that, Mr. Choi worked at the Hong Kong office of KPMG for five years and at the Hong Kong Trade Development Council for three years. Mr. Choi graduated with a Bachelor of Arts degree with honors from the Hong Kong Polytechnic University with a major in Accountancy. He is a member of the Institute of Chartered Accountants in England and Wales, a fellow member of the Association of Charted Certified Accountants, United Kingdom and a fellow (practicing) member of the Hong Kong Institute of Certified Public Accountants.

In addition, the Company announced that Mr. Donghua Ding has resigned from its Board of Directors, on which he had served since June 2003. William Ding stated, “Donghua has been an important contributor to our board, and we will miss him. We understand that he is resigning due to his retirement and sincerely wish him every happiness in the future.”

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.7232 on March 31, 2007 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2007, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this release is preliminary. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2006 is still in progress. In addition, because an audit of our internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, we make no representation as to the effectiveness of those internal controls as of the end of fiscal 2006.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a conference call at 8:00 pm Eastern Time on Monday, May 21, 2007 (Beijing/Hong Kong Time: 8:00 am, Tuesday, May 22, 2007). Chief Executive Officer William Ding, Acting Chief Financial Officer Onward Choi, and Co-Chief Operating Officer Michael Tong will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 888-208-1812 (international: 719-457-2654), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 888-203-1112 (international 719-457-0820), and entering passcode 6823345. The replay will be available through June 3, 2007 Eastern Time.

This call is being webcast live and archived, and will be available for 12 months on NetEase's corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. For the month of March 2007, the NetEase websites had more than 676 million average daily page views, making the Group one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*    *    *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be able to adequately address feedback from gamers to enhance the appeal Tianxia II; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2006	March 31, 2007	March 31, 2007
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	1,206,476,526	1,507,868,910	195,238,879
Time deposits	2,731,396,687	2,512,617,696	325,333,760
Accounts receivable, net	131,724,899	76,278,041	9,876,481
Prepayments and other current assets	33,913,350	53,315,255	6,903,260
Deferred tax assets	25,574,468	26,004,827	3,367,105

Total current assets	4,129,085,930	4,176,084,729	540,719,485

Non-current assets:
Non-current rental deposits	3,353,209	3,074,885	398,136
Property, equipment and software, net	224,207,833	221,572,914	28,689,263
Deferred tax assets	6,687,329	375,697	48,645
Other long-term assets	11,458,497	11,505,782	1,489,769

Total non-current assets	245,706,868	236,529,278	30,625,813

Total assets	4,374,792,798	4,412,614,007	571,345,298

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	105,555,248	70,849,229	9,173,559
Salary and welfare payables	54,924,038	48,999,937	6,344,512
Taxes payable	95,476,498	71,778,647	9,293,900
Deferred revenue	385,720,720	341,368,770	44,200,431
Deferred tax liabilities	4,576,722	4,089,877	529,557
Accrued liabilities	31,340,217	23,602,626	3,056,068

Total current liabilities	677,593,443	560,689,086	72,598,027

Long-term payable:
Zero-coupon Convertible Subordinated Notes due July 15, 2023	780,253,918	685,279,536	88,730,000
Other long-term payable	11,377,256	11,238,575	1,455,171

Total long-term payable	791,631,174	696,518,111	90,185,171

Total liabilities	1,469,224,617	1,257,207,197	162,783,198

Minority interests	—	—	—

Shareholders' equity	2,905,668,181	3,155,406,810	408,562,100

Total liabilities and shareholders’ equity	4,374,892,798	4,412,614,007	571,345,298

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007	March 31, 2007
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	450,559,604	451,586,343	481,865,952	62,392,007
Advertising services	61,562,176	72,087,480	56,195,605	7,276,207
Wireless value-added services and others	17,633,673	16,632,276	16,550,555	2,142,966

Total revenues	529,755,453	540,306,099	554,612,112	71,811,180
Business taxes	(20,761,791)	13,823,672	(21,316,231)	(2,760,026)

Total net revenues	508,993,662	554,129,771	533,295,881	69,051,154

Total cost of revenues	(88,160,633)	(97,406,648)	(103,204,518)	(13,362,922)

Gross profit	420,833,029	456,723,123	430,091,363	55,688,232

Operating expenses:
Selling and marketing expenses	(42,999,177)	(36,825,961)	(43,089,175)	(5,579,187)
General and administrative expenses	(39,445,469)	(49,976,139)	(35,181,129)	(4,555,253)
Research and development expenses	(31,024,759)	(37,112,476)	(39,384,969)	(5,099,566)

Total operating expenses	(113,469,405)	(123,914,576)	(117,655,273)	(15,234,006)

Operating profit	307,363,624	332,808,547	312,436,090	40,454,226
Other income (expenses):
Investment income	32,067	102,885	126,279	16,351
Interest income	22,808,447	22,661,439	23,262,363	3,012,011
Other, net	(2,177,007)	1,283,947	(732,222)	(94,808)

Profit before tax	328,027,131	356,856,818	335,092,510	43,387,780
Income tax	(34,369,613)	(37,026,868)	(33,597,844)	(4,350,249)

Profit after tax	293,657,518	319,829,950	301,494,666	39,037,531
Minority interests	—	400,046	—	—

Net profit	293,657,518	320,229,996	301,494,666	39,037,531

Earnings per share, basic	0.09	0.10	0.10	0.01

Earnings per ADS, basic	2.25	2.52	2.39	0.31

Earnings per share, diluted	0.08	0.09	0.09	0.01

Earnings per ADS, diluted	2.08	2.34	2.21	0.29

Weighted average number of ordinary shares outstanding, basic	3,267,392,635	3,180,435,508	3,160,128,710	3,160,128,710

Weighted average number of ADS outstanding, basic	130,695,705	127,217,420	126,405,148	126,405,148

Weighted average number of ordinary shares outstanding, diluted	3,546,376,948	3,425,090,889	3,410,647,795	3,410,647,795

Weighted average number of ADS outstanding, diluted	141,855,078	137,003,636	136,425,912	136,425,912

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007	March 31, 2007
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	293,657,518	320,229,996	301,494,666	39,037,531
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation	14,949,734	26,202,590	24,274,997	3,143,127
Non-cash share-based compensation cost	25,995,621	23,055,508	20,237,797	2,620,390
(Reversal) provision for doubtful debts	40,773	4,316,554	(8,182,712)	(1,059,498)
Amortization of issuance cost of convertible notes	1,903,873	—	—	—
Loss on disposal of property, equipment and software	—	59,986	416,242	53,895
Write-off of property, equipment and software	—	2,024,936	—	—
Deferred tax—non-current	—	(6,687,329)	6,311,632	817,230
Non-cash exchange losses (gains)	2,103,907	(1,344,778)	531,592	68,831
Share of loss by moniority interests	—	(400,046)	—	—
Other	—	—	278,324	36,037
Changes in operating assets and liabilities:
Accounts receivable	7,811,834	(18,262,206)	63,629,570	8,238,757
Prepayments and other current assets	(24,248,021)	31,760,833	(19,599,070)	(2,537,687)
Deferred tax assets	(1,028,906)	(5,934,365)	(330,359)	(42,775)
Accounts payable	70,236,516	39,050,562	(23,295,601)	(3,016,315)
Salary and welfare payables	(6,327,748)	13,764,854	(6,687,391)	(865,883)
Taxes payable	11,251,192	12,922,506	(23,419,176)	(3,032,315)
Deferred revenue	15,945,773	81,097,799	(44,351,950)	(5,742,691)
Deferred tax liabilities	7,031	102,677	(486,845)	(63,037)
Accrued liabilities	116,470	9,563,582	(7,779,795)	(1,007,328)

Net cash provided by operating activities	412,415,567	531,523,659	283,041,921	36,648,269

Cash flows from investing activities
Purchase of property, equipment and software	(21,793,571)	(33,496,300)	(33,208,899)	(4,299,889)
Proceeds from sales of property, equipment and software	—	—	14,109	1,827
Net decrease (increase) in time deposits with terms of three months or less	(110,096,580)	(85,380,462)	223,356,370	28,920,185
Placement/rollover of matured time deposits	(65,000,000)	(655,105,518)	(75,000,000)	(9,711,001)
Uplift/placement of matured time deposits	—	655,507,938	65,000,000	8,416,201
Net decrease (increase) in other assets	(10,564,836)	583,578	4,355	564

Net cash (used in) provided by investing activities	(207,454,987)	(117,890,764)	180,165,935	23,327,887

Cash flows from financing activities:
Proceeds from employees exercising stock options	16,826,137	207,554	1,870,625	242,209
Repurchase of company shares	—	(336,251,381)	(160,750,459)	(20,813,971)
Payment of other long-term payable	—	—	(138,681)	(17,956)
Capital injection from minority interests	—	400,046	—	—

Net cash provided by (used in) financing activities	16,826,137	(335,643,781)	(159,018,515)	(20,589,718)

Effect of exchange rate changes on cash held in foreign currencies	(7,958,375)	(8,871,965)	(2,796,957)	(362,150)
Net increase in cash	213,828,342	69,117,149	301,392,384	39,024,288
Cash, beginning of the quarter	1,685,744,081	1,137,359,377	1,206,476,526	156,214,591

Cash, end of the quarter	1,899,572,423	1,206,476,526	1,507,868,910	195,238,879

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	25,507,306	16,946,423	45,443,563	5,884,033
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	—	282,862,720	188,802,099	24,446,097
Fixed asset purchases financed by accounts payable	1,332,680	19,262,046	9,518,303	1,232,430
Conversion of convertible notes to ordinary shares	—	—	86,886,000	11,250,000

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007	March 31, 2007
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	450,559,604	451,586,343	481,865,952	62,392,007
Advertising services	61,562,176	72,087,480	56,195,605	7,276,207
Wireless value-added services and others	17,633,673	16,632,276	16,550,555	2,142,966

Total revenues	529,755,453	540,306,099	554,612,112	71,811,180

Business taxes:
Online game services	(14,868,467)	20,578,370	(15,901,576)	(2,058,936)
Advertising services	(5,232,785)	(6,127,436)	(4,776,626)	(618,478)
Wireless value-added services and others	(660,539)	(627,262)	(638,029)	(82,612)

Total business taxes	(20,761,791)	13,823,672	(21,316,231)	(2,760,026)

Net revenues:
Online game services	435,691,137	472,164,713	465,964,376	60,333,071
Advertising services	56,329,391	65,960,044	51,418,979	6,657,729
Wireless value-added services and others	16,973,134	16,005,014	15,912,526	2,060,354

Total net revenues	508,993,662	554,129,771	533,295,881	69,051,154

Cost of revenues:
Online game services	(41,630,463)	(45,733,082)	(48,506,860)	(6,280,669)
Advertising services	(27,512,062)	(32,636,526)	(33,039,634)	(4,277,972)
Wireless value-added services and others	(19,018,108)	(19,037,040)	(21,658,024)	(2,804,281)

Total cost of revenues	(88,160,633)	(97,406,648)	(103,204,518)	(13,362,922)

Gross profit/(loss):
Online game services	394,060,674	426,431,631	417,457,516	54,052,402
Advertising services	28,817,329	33,323,518	18,379,345	2,379,757
Wireless value-added services and others	(2,044,974)	(3,032,026)	(5,745,498)	(743,927)

Total gross profit	420,833,029	456,723,123	430,091,363	55,688,232

Gross profit/(loss) margin:
Online game services	90.4%	90.3%	89.6%	89.6%
Advertising services	51.2%	50.5%	35.7%	35.7%
Wireless value-added services and others	-12.0%	-18.9%	-36.1%	-36.1%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.7232 on March 31, 2007 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Quarter Ended
	March 31, 2006	December 31, 2006	March 31, 2007	March 31, 2007
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	4,434,511	3,650,046	3,124,056	404,503
Operating expenses
- Selling and marketing expenses	5,365,664	4,943,118	3,508,632	454,298
- General and administrative expenses	9,364,705	8,940,057	8,006,729	1,036,711
- Research and development expenses	6,830,741	5,522,287	5,598,380	724,878